June 16, 2010
By Edgar
Mr. David Lyon
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Associated Banc-Corp. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 1-31343
Dear Mr. Lyon:
The response of Associated Banc-Corp (the “Corporation” or “Associated”) to the comments in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated June 7, 2010 (the “Comment Letter”) related to our filing on Form 10-K for the fiscal year ended December 31, 2009 follows. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s response. Proposed disclosures for future filings related to our response are included as an appendix due to the length, utilizing strikeouts and underlining to indicate proposed revisions.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-K cover page
1.	Your current 1934 Act file number for use on the cover is 1-31343. Please delete your former file number – 0-5519. Entering the former file number in the EDGAR database does not retrieve your current filings.

Beginning with the Form 10-Q for the quarter ending June 30, 2010, we will revise our cover page to reflect the current file number of 1-31343.
Management’s Discussion and Analysis . . .
Overview
2.	We note your disclosure in the partial paragraph at the top of page 30 about the significant, rapid decay of your loan portfolio, especially commercial real estate. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of the following:
•	trends over the past three years in commercial real estate prices, commercial real estate sales, commercial building permits, and, commercial vacancy rates in your market areas;

•	trends over the past three years in home price index, residential real estate sales and single family and multi-family building permits in your market areas; and

•	trends over the past three years in the unemployment rate in your market area and in median household income in your market areas.
In assessing the strength of the economic operating environment, management monitors and considers the trends of various economic and credit related performance indicators in our markets that are relevant to the banking industry, including the following:

•	Commercial real estate indicators – quarterly commercial real estate value trends are monitored using property valuation index data from the National Council of Real Estate Investment Fiduciaries (NCREIF), commercial real estate sales statistics from Real Capital Analytics (RCA), changes in market capitalization rates from the Korpacz Real Estate Investor Survey, and rental rates and vacancy statistics from the CoStar Group.

•	Residential real estate indicators – quarterly residential real estate value trends are monitored using home price index changes for the North West Central Region from the FHFA US House Price Index, private dwelling authorized building permits for Wisconsin, Minnesota and Illinois, existing and new home sales activity for Wisconsin, Minnesota and Illinois.

•	General business indicators – quarterly unemployment rates and household income levels for Wisconsin, Minnesota and Illinois are monitored.
In future filings, the Corporation will expand its discussion and analysis of known trends, events, demands, commitments and uncertainties related to our assessment of the economic operating environment to include relevant and insightful information and analysis regarding known material trends that are reasonably likely to have a material effect on our capital resources or results of operations. Using the Corporation’s 2009 Form 10-K as an example, the Corporation proposes to incorporate disclosures substantially similar to the attached Appendix A within the Overview section of Management’s Discussion and Analysis.
Schedule 14A
Related Party Transactions, page 40
3.	Please confirm to us that the loans to management “were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender”, or amend to provide the disclosure about such loans. In future filings, please track the relevant language provided in Instruction 4c to Item 404 of Regulation S-K.

We confirm that the loans to management were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Corporation. Beginning with the Schedule 14A (Proxy Statement) for the year ending December 31, 2010, we will revise our disclosures to confirm that the loans to management “were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender”. See proposed revised disclosures of the “Related Party Transactions” section based on our Schedule 14A for the year ended December 31, 2009 attached as Appendix B.
On behalf of Associated, and as requested in your letter, we acknowledge that:
•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7120 if you have any questions or need further information.
Sincerely,
/s/ Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp

Appendix A
Overview (partial excerpt with proposed disclosure revisions as underlined)
The Corporation is a bank holding company headquartered in Wisconsin, providing a diversified range of banking and nonbanking financial services to individuals and businesses primarily in its three-state footprint (Wisconsin, Illinois and Minnesota). The Corporation, principally through its wholly owned banking subsidiary, provides a wide range of services, including business and consumer loan and depository services, as well as other traditional banking services. Through its nonbanking subsidiaries, the Corporation’s wealth business provides a variety of products and services to supplement the banking business including insurance, brokerage, and trust/asset management.
The Corporation’s primary sources of revenue, through its banking subsidiary, are net interest income (predominantly from loans and deposits, and also from investment securities and other funding sources), and noninterest income, particularly fees and other revenue from financial services provided to customers or ancillary services tied to loans and deposits. Business volumes and pricing drive revenue potential, and tend to be influenced by overall economic factors, including market interest rates, business spending, consumer confidence, economic growth, and competitive conditions within the marketplace.
The Corporation experienced challenges during 2009 as the deteriorating economic and credit environments negatively affected the Corporation’s performance. In late 2008, the Corporation undertook an initiative to enhance the credit management process. The implementation during 2009 of improved processes identified during the initiative was led by executive officers and senior level colleagues. In support of this credit management initiative, the Corporation significantly increased staffing within its credit administration function and the Board of Directors increased its involvement in the credit oversight process, including the formation of a Risk and Credit Committee during the second quarter of 2009. Further, a new President and Chief Executive Officer started on December 1, 2009. Also, early in 2010, the Corporation raised net proceeds of approximately $478 million by issuing 44 million shares of common stock.
Since mid-2007, the banking industry and the securities markets were materially and adversely affected by significant declines in the value of nearly all asset classes and by a lack of liquidity. In addition, the U.S. economy has been in a recession. The global markets have been characterized by substantially increased volatility. The Corporation’s financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent on the economy in our markets. The current market conditions continue to present unique asset quality issues for the banking industry (including the ongoing effects of weak economic conditions; lower commercial and residential real estate values; and diminished consumer confidence) and for the Corporation (including elevated net charge offs and higher nonperforming loan levels compared to the Corporation’s longer-term historical experience). The weakness in the economy and in particular the commercial real estate markets has been evidenced by an approximately 20% decline in average commercial real estate values in the Midwest since the beginning of 2007. Although values in the Midwest increased during 2007 (up 9-10%), they began to decline in 2008 (down 9-10%) primarily in the fourth quarter of 2008, and continued to decline in 2009 (down 18-20%). During the first quarter of 2008, vacancy rates for office and retail properties began to increase, up 20-25% by year end 2009, causing commercial real estate buyers to increase their required rates of return (i.e., capitalization rates) due to the higher cash flow risk, putting downward pressure on commercial real estate values. The value declines in late 2008 and throughout 2009 led to a significant decrease in sales of commercial real estate properties, which on a national level totaled just over $500 billion in 2007, declining to approximately $150 billion in 2008 and to approximately $50 billion in 2009, indicating the high level of illiquidity that developed during this period. Residential real estate markets have also been weak across the Midwest as average property values have declined approximately 3% in Wisconsin, 8-9% in Illinois and over 10% in Minnesota since the beginning of 2007, with over half of that decline coming during 2008. Sales of new and existing homes in 2008 and 2009 were 20-30% below 2007 sales levels, and new building permits declined by 40% in 2008 as compared to 2007, and by 60% in 2009 as compared to 2007. Finally, as a measure of overall weakness across the Midwestern economy, unemployment rates have increased significantly in each of our footprint states (Wisconsin up 77% to 8.5%, Minnesota up 64% to 7.4% and Illinois up 144% to 11.0%) since the beginning of 2007. In a depressed real estate market, such as currently exists as evidenced by the trends noted above, the value of the collateral securing the loans has become one of the most important factors in determining the appropriate amount of allowance for estimated loan losses to record at the balance sheet date.

During 2009, management of the Corporation was intensively focused on the erosion of the credit environment and the corresponding deterioration in its credit quality metrics related to the economic trends discussed above. In the fourth quarter of 2008, the Corporation’s efforts to improve its processes to gather and track credit administration metrics began to produce additional management information, which has continued to be enhanced throughout 2009. In addition, process improvements were implemented around credit evaluations, documentation, enhanced appraisal processes and credit monitoring. The improved credit processes, combined with enhanced credit information, have been incorporated into the methodologies management uses for determining the appropriateness of the allowance for loan losses. During the first and second quarters of 2009, we utilized these process improvements to perform more thorough evaluations of our entire loan portfolio for appropriate risk grading based on performance of the borrower or project. During this time we received updated revenue information, cash flow statements and year-end financial statements from our customers. This information allowed us to solidify our judgment of collectability of specific loans. During our review of credits we determined that collateral values were generally declining at an unprecedented rate. This information caused us to increase the frequency of requesting appraisals on performing loans which we believed were at risk of a change in status. During the fourth quarter of 2009, these appraisals were received and reviewed providing further evidence of the rapid collateral value erosion. This pervasive evidence, combined with an MOU with the OCC, provided the catalysts that led the Corporation to perform a deeper review of all larger collateral dependent loans, resulting in an increase in impairment, reserves and charge offs during the fourth quarter of 2009. More specifically, this activity resulted in additional loans being added to the nonperforming category during the fourth quarter of 2009 based on concerns of collectability. In addition to the work performed by credit management, an independent internal review was performed and the Corporation retained a third party valuation advisor to assist us in validating our collateral valuation estimates. In addition to the collateral value declines in commercial real estate and real estate construction, the Corporation experienced higher loss content on many commercial and industrial loans during 2009. The three largest commercial and industrial charge offs during 2009 totaled $52 million and represented 90% of the related outstanding loan balances. These loans were either enterprise value-based or related to the housing industry. In this economic environment, we are experiencing erosion of collateral supporting our commercial and industrial loans. These activities led to our conclusion that an increase in the allowance for loan losses was appropriate and resulted in the provision for loan losses for each quarter exceeding the net charge offs for the quarter. The reserve build in a particular quarter was based on specific facts received during that quarter. In the fourth quarter of 2009, the stabilization anticipated based on the third quarter early delinquency credit metrics did not materialize, as further collateral declines were greater than expected, customer financial performance was worse than expected, the job market and business activity declined and customer behavior turned more negative in our markets. A record level of provision for loan losses and charge offs resulted for 2009. Management expects 2010 provision for loan losses and charge off amounts will be elevated compared to historical levels.
Net loss available to common equity for 2009 was $161 million (compared to net income available to common equity of $165 million for 2008), diluted loss per common share were $1.26 (versus diluted earnings per common share of $1.29 for 2008), net interest income was $726 million on a margin of 3.52% (compared to $696 million on a margin of 3.65% for 2008), and the provision for loan losses was $751 million with net charge offs to average loans of 2.84% (compared to a provision of $202 million and a net charge off ratio of 0.85% for 2008).

Appendix B
Related Party Transactions (partial excerpt with proposed disclosure revisions as underlined)
Officers and directors of Associated and its subsidiaries, members of their families, and the companies or firms with which they are affiliated were customers of, and had banking transactions with, Associated’s subsidiary bank and / or investment subsidiaries in the ordinary course of business during 2009. Additional transactions of this type may be expected to take place in the ordinary course of business in the future. All loans and loan commitments were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loan transactions with other unrelated persons and, in management’s opinion, did not involve more than a normal risk of collectibility or present other unfavorable features. At December 31, 2009, the aggregate principal amount of loans outstanding to directors, officers, or their related interests was approximately $48 million, which represented approximately 2% of consolidated stockholders’ equity.